EXHIBIT (12)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
(Dollars in thousands)

	Years ended December 31,

	2011	2010	2009	2007	2006

Income from continuing operations before income taxes	$414,281	$534,577	$693,176	$713,177	$660,711
Add:
Interest expense (2)	203,061	203,911	208,855	229,343	250,540
Portion of rents representative of the interest factor	38,968	39,219	41,499	43,030	48,969
Amortization of capitalized interest	1,535	1,716	1,716	1,717	1,717

Income as adjusted	$657,845	$779,423	$945,246	$987,267	$961,937

Fixed charges:
Interest expense (2)	$203,061	$203,911	$208,855	$229,343	$250,540
Portion of rents representative of the interest factor	38,968	39,219	41,499	43,030	48,969
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	27,507	29,790	32,851	31,610	33,412

Total fixed charges	$269,536	$272,920	$283,205	$303,983	$332,921

Ratio of earnings to fixed charges	2.44	2.86	3.34	3.25	2.89

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Interest expense includes both financing interest expense and other interest expense.